The Lincoln National Life Insurance Company
Term Insurance Rider

This Term Insurance Rider (the "Rider") is attached to and made part of the Policy (the "Policy") to which it is attached. The effective date of the Rider is the Policy Date.  This Rider must be elected at issue and cannot be added after issuance of the Policy.
Note: This Rider uses terms found in the Policy. Those terms have the same meaning as in the Policy unless we have indicated a change. The Rider also contains terms that are not used in the Policy. Such terms may be defined within the sentences where they appear, or they may be found in the Definitions section of this Rider.
What this Rider Provides
This Rider provides for a non-participating, annually renewable, non-convertible term insurance benefit. For the purposes of determining the Death Benefit Proceeds under your Policy, subject to the terms of this rider, the Term Insurance Rider Benefit Amount will be added to the Specified Amount of your Policy. Death Benefit Proceeds, including any Term Insurance Rider Benefit Amount, are payable upon our receipt of Due Proof of Death of the Insured at the Administrator Mailing Address. The death of the Insured must occur while this Rider and Policy are in effect.  NOTE: The Policy's Specified Amount does not include the Term Insurance Rider Benefit Amount.
Definitions
Target Face Amount   An amount that is used instead of the Policy's Specified Amount in the calculation of the Death Benefit Proceeds under the Policy. The Target Face Amount on the Policy Date (Initial Target Face Amount) is shown in the Rider Specifications. The Target Face Amount will change upon any change to the Specified Amount of your Policy or the Term Insurance Rider Benefit Amount under this Rider, pursuant to the provisions of your Policy and this Rider. You cannot reduce the Target Face Amount below the Minimum Target Face Amount shown in the Rider Specifications.
Term Insurance Rider Benefit Amount   The amount of term insurance coverage provided for under this Rider. The Term Insurance Rider Benefit Amount on the Policy Date is shown in the Rider Specifications.
How We Determine the Target Face Amount and the Term Insurance Rider Benefit Amount
The Target Face Amount is calculated by adding the current Term Insurance Benefit Rider Amount to the current Specified Amount.  Term Insurance Rider Benefit Amount may also be referred to as the Rider Specified Amount in other riders attached to your Policy. The Term Insurance Benefit Amount may be increased or decreased subject to the "Increase and Decreases in the Term Insurance Rider Benefit Amount" provision as described below.

Increases and Decreases in the Term Insurance Rider Benefit Amount
Increases in the Term Insurance Rider Benefit Amount   While this Rider is In Force you may request an increase in the Term Insurance Rider Benefit Amount subject to the following conditions:
The effective date of the increase will be the Monthly Anniversary Day that coincides with or next following the date of approval by us. You will be notified of any additional Monthly Administrative Fees applicable to an increase in the Term Insurance Rider Benefit Amount.
Decreases in the Term Insurance Rider Benefit Amount   After the first Policy Anniversary while this Rider is In Force, the Owner may request a decrease in the Term Insurance Rider Benefit Amount. The Term Insurance Rider Benefit Amount may not reduce the Target Face Amount below the Minimum Target Face Amount shown in the Rider Specifications.
While this Rider is In Force, all decrease requests for the Policy will be decreases in the Term Insurance Rider Benefit Amount as long as this Rider is in effect. Any decrease in the Term Insurance Rider Benefit Amount will be deducted in the following order: (a) from the most recent Term Insurance Rider Benefit Amount increase, if any; (b) successively from the next most recent Term Insurance Rider Benefit Amount increase, if any; and (c) from the initial Term Insurance Rider Benefit Amount. The effective date of the decrease will be the Monthly Anniversary Day that coincides with or next following the date of approval by us.
Monthly Deductions and Monthly Administrative Fees   The Cost of Insurance for this Rider will be calculated as part of the cost of insurance of the Policy as described in the Policy based on the Term Insurance Rider Benefit Amount. The Cost of Insurance Rates for this Rider will never be greater than the rates shown in Table of Guaranteed Maximum Cost of Insurance Rates in the Policy Specifications of the Policy.
The Monthly Administrative Fee for this Rider will be calculated as a part of the Monthly Administrative Fee of the Policy based on the Term Insurance Rider Benefit Amount. The Monthly Administrative Fee will never be greater than the Guaranteed Maximum Monthly Administrative Fee shown in the Policy Specifications of the Policy.
General Provisions
Renewal   While the Policy and Rider are In Force, the Rider will automatically be renewed annually without evidence of insurability for another one-year term until the Policy's Maturity Date.
Reinstatement   If the Policy lapses and is reinstated pursuant to the "Grace Period" and "Reinstatement" provisions of the Policy this rider may be reinstated.
Suicide and Incontestability   The "Suicide" and "Incontestability" provisions of the Policy apply to the benefits of this Rider.
Changes in Death Benefit Option   Changes in the Death Benefit Option of the Policy may impact the Policy Specified Amount as described in the Policy's "Changes in Death Benefit Options" provision. Such changes will be processed against the Term Insurance Rider Benefit Amount. In the event that the Term Insurance Rider Benefit Amount is reduced to zero, then the Policy Specified Amount will be reduced.

Policy Provisions   This Rider is subject to all of the applicable provisions of the Policy except for the provisions contained in this Rider. This Rider will control in event of any conflict with the Policy.
Termination   This Rider will terminate on whichever of the following first occurs:
1.	The full surrender, Lapse or any other termination of the Policy (except for the benefits provided by the Change of Insured Rider);
2.	Upon the Maturity Date of the Policy to which this Rider is attached (this Rider may not be continued under the Policy's "Continuation of Coverage After the Maturity Date" provision);
3.	Death of Insured; or
4.
The Monthly Anniversary Day after the Rider is terminated pursuant to your Notice to us, subject to your Policy having a Specified Amount no less than the Minimum Specified Amount, as shown in the Policy Specifications of your Policy, to maintain your Policy coverage.

[President]

Rider Specifications

[LR862 (01/19), Term Insurance Rider]

Term Insurance Rider Benefit Amount:	$	[10,000.00	]
Initial Target Face Amount:	$	[160,000.00	]
Minimum Target Face Amount:	$	[100,000.00	]